UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Black Box Corporation

(Name of Subject Company)

Black Box Corporation

(Name of Persons Filing Statement)

Common stock, $0.001 par value per share

(Title of Class of Securities)

91826107

(CUSIP Number of Class of Securities)

Ronald Basso, Esquire

Executive Vice President, General Counsel & Secretary

1000 Park Drive

Lawrence, Pennsylvania 15005

(724) 746-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

Copy to:

David A. Grubman, Esquire

Jones Day

500 Grant Street

Pittsburgh, Pennsylvania 15219

(412) 394-7223

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications related to the proposed acquisition of Black Box Corporation, a Delaware corporation (the “Company”), by AGC Networks Pte Ltd., a company organized under the laws of Singapore (“Top Parent”), BBX Main Inc., a Delaware corporation and a wholly owned subsidiary of Top Parent (“Parent”) and BBX Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“BBX Intermediate”), pursuant to the terms of the Agreement and Plan of Merger dated November 11, 2018 (the “Merger Agreement”), among the Company, Top Parent, Parent, BBX Intermediate and Host Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of BBX Intermediate (“Merger Sub”, and, together with Top Parent, Parent and BBX Intermediate, the “Parent Entities” and each, a “Parent Entity”):

•

The information set forth under Items 1.01, 8.01 and 9.01 of the Current Report on Form 8-K filed by the Company on November 13, 2018 (including all exhibits attached thereto) is incorporated herein by reference.

•	Exhibit 99.1: CEO, Team Member Call Script

•	Exhibit 99.2: Team Member FAQ

•	Exhibit 99.3: Announcement Overview for Management

•	Exhibit 99.4: Commercial Services Client FAQ

•	Exhibit 99.5: Products Client FAQ

•	Exhibit 99.6: Letter to Clients

•	Exhibit 99.7: Letter to Customers, Partners and Vendors

•	Exhibit 99.8: Letter to Team Intranet Posting

Additional Information and Where to Find It

The tender offer described herein has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any common stock of the Company or any other securities. On the commencement date of the tender offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”) by the Parent Entities, and a solicitation/recommendation statement on Schedule 14D-9 will be filed with the SEC by the Company. The offer to purchase common stock of the Company will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SUCH STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the information agent for the tender offer that will be named in the tender offer statement on Schedule TO. In addition, such materials will be available for free from Parent or the Company by directing any requests to investor relations at Parent or the Company at the applicable phone number or email address below.

Parent Contacts

AGC Networks Pte Ltd.

Mike Carney

Phone: (214) 258-1612

Email: Legal.us@agcnetworks.com

Company Contacts

Investor Relations:

Black Box Corporation

David J. Russo

Executive Vice President, Chief Financial Officer and Treasurer

Phone: (724) 873-6788

Email: investors@blackbox.com

Cautionary Forward-Looking Statements

All of the statements in this document (including those incorporated by reference), other than historical facts, are forward-looking statements, including, without limitation, the statements made concerning the pending acquisition of the Company by the Parent Entities, and are based on a number of assumptions that could ultimately prove inaccurate. Forward-looking statements made herein with respect to the Offer, the Merger and related transactions, including, for example, the timing of the completion of the Merger and the potential benefits of the Merger, reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, the Company’s actual results may differ materially from its expectations or projections. The following factors, among others, could cause actual plans and results to differ materially from those described in forward-looking statements: (i) uncertainties as to the timing of the Offer and the Merger; (ii) uncertainties as to how many Company stockholders will tender their Shares in the Offer; (iii) the possibility that competing acquisition proposals will be made; (iv) the possibility that the Company will terminate the Merger Agreement to enter into an alternative business combination, refinancing, or other recapitalization transaction; (v) the possibility that various closing conditions for the transactions contemplated by the Merger Agreement may not be satisfied or waived; (vi) the risk that the Merger Agreement may be terminated in circumstances requiring the Company to pay a termination fee; (vii) risks related to the filing or filings to be made with CFIUS, and unanticipated developments in related law; (viii) the possibility that the transactions contemplated by the Merger Agreement may not be timely completed, if at all; (ix) the risk that, prior to the completion of the transactions contemplated by the Merger Agreement, if at all, the Company’s business and its relationships with employees, collaborators, vendors and other business partners could experience significant disruption, whether due to uncertainty related to the Offer, the Merger and related transactions or otherwise, continued degradation in the Company’s financial performance, or other factors; (x) the risk that the Parent Entities’ equity financing, debt financing or both are unavailable to complete the Offer or the Merger; (xi) the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; (xii) the risk that the Company does not generate sufficient cash flow from operations to meet its obligations during the period prior to the completion of the transactions contemplated by the Merger Agreement; (xiii) the risks and uncertainties pertaining to the Company’s business; and (xiv) other factors included elsewhere in the Company’s public periodic filings with the SEC, as well as the tender offer materials filed and to be filed by the Parent Entities in connection with the Offer. Other factors that could cause actual results to differ materially include those set forth in the Company’s SEC reports, including, without limitation, the risks described in the Company’s Annual Report on Form 10-K for its fiscal year ended March 31, 2018, the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 and the Company’s Current Report on Form 8-K, filed July 2, 2018, each of which are on file with the SEC. The Company’s SEC filings are available publicly on the SEC’s website at www.sec.gov, on the Company’s website at https://www.blackbox.com/ under the Investor Relations section or upon request via phone at 724-873-6788. The Company disclaims any obligation or undertaking to update or revise the forward-looking statements contained herein, whether as a result of new information, future events or otherwise, except as required by law.